SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
WESCO INTERNATIONAL, INC.
(Name of Subject Company and Filing Persons (Issuer))
2.625% Convertible Senior Debentures due 2025
(Title of Class of Securities)
95082PAE5
(CUSIP Numbers of Class of Securities)
Richard P. Heyse
Vice President and Chief Financial Officer
WESCO International, Inc.
225 West Station Square Drive
Suite 700
Pittsburgh, Pennsylvania 15219
Telephone: (412) 454-2200
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Person)
COPIES TO:
Kristen L. Stewart
Jeffrey W. Acre
K&L Gates LLP
K&L Gates Center
210 Sixth Avenue
Pittsburgh, Pennsylvania 15222
Telephone: (412) 355-6500
CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee **
$92,327,000	$6,583

*	Calculated solely for purposes of determining the filing fee. The repurchase price of the 2.625% Convertible Senior Debentures due 2025, as described herein, is $1,000 per $1,000 principal amount thereof, plus accrued and unpaid interest to, but not including, the repurchase date. As of September 15, 2010, there was $92,327,000 in aggregate principal amount of 2.625% Convertible Senior Debentures due 2025 outstanding, resulting in an aggregate maximum purchase price of $92,327,000.

**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $71.30 for each $1,000,000 of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,583	Filing Party: WESCO International, Inc.
Form or Registration No.: Schedule TO (001-14989)	Date Filed: September 16, 2010
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☑ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INTRODUCTORY STATEMENT
     This Amendment No. 1 is an amendment to the Tender Offer Statement on Schedule TO filed by WESCO International, Inc. (the “Company”) with respect to the right of each holder (each, a "Holder”) of the Company’s 2.625% Convertible Senior Debentures due 2025 (the “Debentures”) to require the Company to repurchase all or a portion of its Debentures on October 15, 2010, as set forth in the Company Notice to Holders of 2.625% Convertible Senior Debentures due 2025, dated September 16, 2010 (the “Company Notice”), the Supplement to the Company Notice to Holders of 2.625% Convertible Senior Debentures due 2025, dated September 20, 2010 (the “Supplement”), and the related notice materials filed as exhibits to the originally filed Schedule TO.
     This Amendment No. 1 is being filed by the Company to amend certain provisions of the Company Notice, as set forth in the Supplement.
Items 1 through 9.
     As permitted by General Instruction F to Schedule TO, all of the information set forth in the Supplement is incorporated by reference into this Schedule TO. The Supplement should be read in conjunction with the Company Notice. Except for the changes described in the Supplement, all other terms of the Company Notice remain the same.
Item 12. Exhibits.

Exhibit
Number	Description
(a)(1)(A)	Company Notice to Holders of 2.625% Convertible Senior Debentures due 2025, dated September 16, 2010 (incorporated by reference to Exhibit (a)(1) to the Company’s Schedule TO filed on September 16, 2010).

(a)(1)(B)	Supplement to Company Notice to Holders of 2.625% Convertible Senior Debentures due 2025, dated September 20, 2010.

(a)(5)	Press release issued on September 16, 2010 (incorporated by reference to Exhibit (a)(5) to the Company’s Schedule TO filed on September 16, 2010).

(b)	Not applicable.

(d)(1)	Indenture, dated as of September 27, 2005, among the Company, WESCO Distribution and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on September 27, 2005).

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 20, 2010	WESCO International, Inc.
	By:	/s/ Richard P. Heyse
		Name:	Richard P. Heyse
		Title:	Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)(A)	Company Notice to Holders of 2.625% Convertible Senior Debentures due 2025, dated September 16, 2010 (incorporated by reference to Exhibit (a)(1) to the Company’s Schedule TO filed on September 16, 2010).

(a)(1)(B)	Supplement to Company Notice to Holders of 2.625% Convertible Senior Debentures due 2025, dated September 20, 2010.

(a)(5)	Press release issued on September 16, 2010 (incorporated by reference to Exhibit (a)(5) to the Company’s Schedule TO filed on September 16, 2010).

(b)	Not applicable.

(d)(1)	Indenture, dated as of September 27, 2005, among the Company, WESCO Distribution and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on September 27, 2005).

(g)	Not applicable.

(h)	Not applicable.